

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 18, 2008

<u>Via U.S. mail and facsimile</u>

Dyron M. Watford
Chief Financial Officer and Chairman
Universal Energy Corp.
30 Skyline Drive
Lake Mary, Florida 32746

> **Re: Universal Energy Corp.**
> **Schedule 14A**
> **Filed July 18, 2008**
> **File No. 0-50284**

Dear Mr. Watford:

     We have completed our review of the above referenced filing and your response letter and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: M. Duru
     J. Madison